SHORE GOLD INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2. Date of Material Change:

January 30, 2006

3. News Release:

On January 30, 2006, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4. Summary of Material Change:

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce the sixth set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study.

5. Full Description of Material Change:

See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information:

No material information has been omitted from this report.

8. Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9. Date of Report

Dated at Saskatoon, Saskatchewan, this 30th day of January 30, 2006.

SCHEDULE A
Stock Symbol: SGF: TSX January 30, 2006
SHORE GOLD INC. Saskatoon, Saskatchewan

STAR DIAMOND PROJECT: DIAMOND RESULTS
19.25, 17.72, 8.95 AND 5.70 CARAT DIAMONDS IN 312 CARAT PARCEL

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce the sixth set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study. The aim of this additional bulk sample is to increase the size of the diamond valuation parcel from 4,000 to 6,000 carats. The diamond recoveries total 312.57 carats from 1,538.93 dry tonnes processed. Included in this release are results for six kimberlite batches of a total of some 50 kimberlite batches that will be processed as part of the additional bulk sampling program on the Star Diamond Project. A total of 1,419 commercial sized diamonds (greater than 1.18 millimetre square mesh screen), collectively weighing 312.33 carats, has been recovered from the six batches. Fifty-four diamonds greater than one carat have been recovered and the four largest stones are: 19.25, 17.72, 8.95, and 5.70 carats, respectively. In addition, 15 diamonds (0.24 carats) were recovered down to 0.85 millimetre square mesh. The colour of 58 percent of these diamonds has been classified as white, with a further 15 percent classified as off-white.

All of these kimberlite batches have been recovered from within the Early Joli Fou equivalent kimberlite which was mined on the 235 metre level from drifts developed south (Batches 120, 121, 122, 124 and 125) and north (Batch 123) of the shaft. The initial phase of prefeasibility bulk sampling has been completed and an estimated 15,000 tonnes have been skipped to surface. Over 13,000 tonnes have been processed through the on-site plant. The X-ray Flow-sort and grease table concentrates of Batches 126, 127, 128A, 128B and 129 have been shipped to SGS Lakefield Research for final diamond recovery.
Kimberlite processed and diamond results for the six sample batches are listed in the table below. Grades are expressed in carats per hundred tonnes (cpht).
Batch #	Location	Dry Tonnes	Diamonds Number of Stones	Total (carats)	Grade (cpht)	Largest Stone (carats)
120	SOUTH 9B	277.48	256	66.78	24.07	19.25
121	SOUTH 7C	391.35	414	70.72	18.07	5.70
122	SOUTH 9C	331.64	231	80.83	24.37	17.72
123	NORTH 7B	102.09	135	18.92	18.53	1.98
124	SOUTH 7A SILL SLASH	292.91	272	58.39	19.93	3.01
125	SOUTH 7B SILL SLASH	143.46	126	16.93	11.80	2.38
Total	1,538.93	1,434		312.57	20.31

The four largest stones are: 19.25 (Batch 120, grey), 17.72 (Batch 122, White), 8.95 (Batch 122, Off White) and 5.70 (Batch 121, White) carats, respectively. Eighteen diamonds exceed two carats and 54 diamonds exceed one carat, of which 25 are white, 14 are off-white, 11 are grey and 4 are brown. A total of 113 diamonds exceed 0.5 carat. Fifty-eight percent of this diamond parcel is classified white in colour, with a further 15 percent classified as off-white. The diamond parcel includes three yellow, three amber and one pink stone. Ninety-nine percent of the carat weight of this parcel occurs in diamonds greater than 1.18 millimetre square mesh.

Senior Vice President Exploration, George Read, states: “With these results, Shore has now recovered 2,012.51 carats from 11,289.16 dry tonnes of kimberlite processed as part of the 15,000 tonne prefeasibility sample and we have attained our goal of a total in excess of 6,000 carats from the initial bulk sample and the prefeasibility bulk sample. All diamonds not included in the initial valuation exercise conducted in early 2005 have been sent to Antwerp for cleaning and valuation. The valuation of the new goods will be completed by a number of expert valuators including WWW Diamonds International. The collection of prefeasibility data which will be used to determine the presence of a National Instrument 43-101 compliant Mineral Resource is proceeding on schedule.”

The diamond recovery procedure includes on-site processing of kimberlite through the modular Dense Media Separator (DMS), after which DMS concentrates are batch fed through an X-ray Flow-sort. In order to ensure the recovery of low luminosity diamonds, the Flow-sort tailings are processed over a grease table. Flow-sort and grease table concentrates are transported by a secure carrier to SGS Lakefield Research for final diamond recovery. The SGS Lakefield Research process includes drying, screening, magnetic separation, manual sorting and diamond weighing and description. SGS Lakefield Research is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.

The prefeasibility study on Star, with a budget of approximately $44 million, is now the largest work program outlined for any of the Fort a la Corne kimberlites. The aim of the prefeasibility study is to define a National Instrument 43-101 compliant Mineral Reserve for the Star Kimberlite. Senior Vice President Exploration, George Read, Professional Geoscientist in the Provinces of Saskatchewan and British Columbia, is the Qualified Person responsible for the verification and quality assurance of analytical results. Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

Caution Regarding Forward-Looking Statements

From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Shore may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-feasibility study or other development plans contain forward-looking statements.

All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners; the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings; operational and infrastructure risks and the additional risks described in Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.

Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

For further information please contact:
Kenneth E. MacNeill, President & C.E.O.; George H. Read, P. Geo., Senior Vice President Exploration or Pieter Du Plessis, Project Leader at (306) 664-2202.
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